Exhibit 41

Steven G. Mihaylo

P.O. Box 19790

Reno, Nevada 89511

June 4, 2007

Via Email and Federal Express

Board of Directors

c/o Alexander Cappello

Inter-Tel (Delaware), Incorporated

1615 South 52nd Street

Tempe, Arizona 85281

Re:	Superior Proposal to Acquisition by Mitel Networks Corporation

Dear Board Members:

As I expressed at the meeting of the Board of Directors (the “Board”) of Inter-Tel (Delaware), Incorporated (“Inter-Tel”) on April 26, 2007, I do not believe the Agreement and Plan of Merger, dated as of April 26, 2007, by and among Inter-Tel, Mitel Networks Corporation (“Mitel”) and Arsenal Acquisition Corporation (the “Merger Agreement”) represents the best path forward for the stockholders of Inter-Tel. Given the Board’s staunch opposition to the nonbinding resolution urging the Board to arrange for the prompt sale of Inter-Tel to the highest bidder which was put before the stockholders at the Special Meeting in October 2006, I do not believe that the discreet sale process that resulted in the Merger Agreement has yielded the highest possible value available to stockholders.

Based on the analysis of my financial advisors, RBC Capital Markets (“RBC”), and recent trading trends in Inter-Tel’s stock, I believe that a recapitalization would create materially greater value for Inter-Tel’s stockholders than the proposed transaction with Mitel. I propose that Inter-Tel effect such a recapitalization by using $200 million from its cash reserves, borrowing an additional $200 million and commencing a tender offer to purchase, after expenses and break-up fees, approximately 13.4 million Inter-Tel shares at $28.00 per share. Using management’s 2008 EPS projection included in its proxy statement, if Inter-Tel shares post tender offer were to trade at the same multiple as they did pre merger-announcement, a post tender share price in excess of $30 per share would be implied, and the transaction could yield a blended value of approximately $29 per share.

I am currently in receipt of a “highly confident” letter from RBC with respect to the financing of such a recapitalization, and we would like to conduct confirmatory due diligence to enable us to provide a firm proposal. RBC and I are prepared to meet with the Board and management to go over the assumptions contained in our analysis and to answer any questions you may have.

I believe the above proposed recapitalization provides far greater value and flexibility to Inter-Tel stockholders than the proposed Merger with Mitel and constitutes a “Superior Proposal” as such term is described in the Merger Agreement. As the Special Meeting of Stockholders to vote on the adoption of the Merger Agreement is only a few weeks away, I respectfully request that the Board inform me by noon (PDT) on June 11, 2007 whether it agrees that my proposal is, or is reasonably likely to lead to, a “Superior Proposal” as such term is defined in the Merger Agreement.

Sincerely,

/s/ Steven G. Mihaylo___________

Steven G. Mihaylo

cc:	Joseph J. Giunta
Stephen Alexander